mwe.com Gary Emmanuel Attorney at Law gemmanuel@mwe.com +1 212 547 5541

February 22, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ryan Rohn

Stephen Krikorian

Priscilla Dao

Joshua Shainess

Re:	Beamr Imaging Ltd.

Draft Registration Statement on Form F-1

Submitted January 31, 2022

CIK No. 0001899005

Ladies and Gentlemen:

On behalf of Beamr Imaging Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 15, 2022, relating to the above referenced Draft Registration Statement on Form F-1 (CIK No. 0001899005) submitted by the Company on January 31, 2022 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR a revised Registration Statement on Form F-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

Mr. Rohn, Mr. Krikorian, Ms. Dao and Mr. Shainess

February 22, 2022

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary

Our Growth Strategies, page 3

1.

We note that the Company is strategically focused on the development and commercialization of its next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution.  Please provide additional detail as to the structure of your current collaborations and partnerships in connection with this product development. Given that you expect to beta release the product during the second half of 2022, disclose when you anticipate the product will be ready for broader market adoption.

Additionally, since this product is currently in development, please provide the basis for your assertion that it “is designed to be up to 10x more cost efficient than our existing software-based solutions.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 70 and 76 of the Registration Statement.

Note 2 Significant Accounting Policies

M. Revenue Recognition, page F-33

2.	We note your response to prior comment 7 that you have both term and perpetual licenses. Your disclosure states PCS revenues are also derived from annual maintenance providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. Given that you have perpetual licenses, please explain why you do not use this annual fee to determine SSP rather than expected cost plus a margin. Refer to ASC 606-10-32-1 and 32. Be advised that an entity may estimate the standalone selling price by reference to the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract. Refer to ASC 606-10-32-34(c). In addition, please ensure that the disclosures related to your licenses throughout the filing are consistent. For example, we note your Revenue discussion on page 58 only refers to time-based licenses.

Response: The Company respectfully acknowledges the Staff’s comment and notes as follows. When applicable, a Company is required to allocate the transaction price between the separate identified performance obligations according to their standalone selling price (“SSP”), which is generally based on the price at which the performance obligation is sold separately. When the SSP of a performance obligation is not observable through past transactions, the SSP is usually estimated taking into account all available information, including, but not limited to, pricing practices, market conditions, customer size, technology use case and the economic life of the license.

As for the Company, the SSP of the Post-Contract Customer Support (“PCS”) does not exist since the Company only sells such services as part of a bundled transaction together with the software licenses (either timely-based or perpetual). The Company considers the PCS performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period (mainly over a period of one year either for a time-based license or for a perpetual license). It is also noted that there is no history of perpetual license customers returning to purchase a PCS after the lapse of the original PCS period for the one-year period (included within the bundle).

It was determined with respect to the PCS component that the expected cost of the PCS plus a margin (“cost-plus approach”) based on an estimation of the direct fulfillment cost (an hourly service) and a reasonable margin represent the appropriate manner for determination of the estimated stand-alone selling price for the PCS under the circumstances. Such estimate was also corroborated with external observable data, based on the price that the Company would have to pay to a third-party service provider for a similar support service.

The SSP of the software licenses (either time-based or perpetual) is estimated by management based on the adjusted market assessment approach, which represents management estimation of the price that a customer in the market will be willing to pay for such license on a stand-alone basis (i.e. without any PCS).

Due to the fact that PCS is usually involved with limited customer support, mainly based on several hours of technical support per contract, the transaction price allocated to the PCS is considered insignificant. Consequently, most of the transaction price is allocated to the software licenses as management believes the technology and products covered under the software license component are mature and fully functional.

In response to the Staff’s comment and in follow up to the foregoing explanation, the Company has revised its disclosure on page F-14 of the Registration Statement as it relates to the revenue recognition accounting policy to clarify how the SSP of the license and PCS are determined. In addition, the Company has revised its disclosures on page 58 related to licenses to ensure the disclosures throughout the filing are consistent.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Gary Emmanuel

cc:	Sharon Carmel, Chief Executive Officer

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.